UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS

FINANCIAL PERFORMANCE

2Q22

Replan - Paulínia Refinery
50 years

Petrobras financial performance in 2Q22

Rio de Janeiro, July 28, 2022 - Once again we delivered solid quarterly results. According to our CFO, Rodrigo Araujo Alves, “Second quarter results show the resilience and strength of the Company, which is able to generate sustainable results, following its trajectory of value creation. In line with our commitment to distribute our results, we approved a shareholder remuneration of R$ 6.73 per common and preferred share. In addition, we collected a total of BRL 77 billion in taxes and government take in the second quarter, which amounted to around BRL 147 billion in the year, an increase of 92% compared to the first half of last year”.

Main achievements:

  Recurring EBITDA of US$ 20.2 billion (+34% vs 1Q22) and free cash flow of US$ 12.8 billion (+61% vs 1Q22), mainly reflecting the appreciation of Brent prices in the period, better results with oil products and natural gas sales and lower volumes of LNG imports.
  Recurring net income of US$ 9.1 billion (+9% vs 1Q22) due to the factors described above, partially offset by the negative financial result because of the depreciation of the BRL.
  Gross debt of US$ 53.6 billion (-9% vs 1Q22), mainly due to debt prepayments and amortizations.
  CAPEX of US$ 3.1 billion in 2Q22 (+74% vs 1Q22), including US$ 892 million signature bonus related to the Sépia and Atapu fields.
  Beginning of the coparticipation agreement for the Sepia and Atapu fields, in which Petrobras will be the operator in partnership with other companies. Cash inflow from this agreement amounted to US$ 5,2 billion in 2Q22.
  Start-up of FPSO Guanabara in 04/30/22, the first definitive system in Mero field.
  Cash inflows from divestments of US$ 1.6 billion in 2Q22. We highlight the signing of the LUBNOR sale agreement on June 15th. On July 11, we concluded the sale of our 51% Gaspetro for R$ 2.1 billion.
  On June 27, we relaunched the sale processes of the Abreu e Lima Refinery (RNEST), Presidente Getúlio Vargas Refinery (REPAR) and Alberto Pasqualini Refinery (REFAP), in line with the company’s portfolio management and capital allocation strategy.
  In July, we signed the first credit line with sustainability commitments (Sustainability-Linked Loan) in the amount of US$ 1.25 billion, maturing in July 2027

This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 2Q22 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

2

Main items

Table 1 - Main items*

						Variation (%)
R$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 X 1Q22	2Q22 X 2Q21	1H22 X 1H21
Sales revenues	170,960	141,641	110,710	312,601	196,884	20.7	54.4	58.8
Gross profit	95,861	74,766	57,005	170,627	101,038	28.2	68.2	68.9
Operating expenses	627	(11,184)	(10,129)	(10,557)	(21,277)	−	−	(50.4)
Consolidated net income (loss) attributable to the shareholders of Petrobras	54,330	44,561	42,855	98,891	44,022	21.9	26.8	124.6
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras *	45,039	43,569	40,890	88,608	42,411	3.4	10.1	108.9
Net cash provided by operating activities	71,804	52,824	56,564	124,628	96,634	35.9	26.9	29.0
Free cash flow	63,421	40,486	48,674	103,907	79,763	56.6	30.3	30.3
Adjusted EBITDA	98,260	77,710	61,938	175,970	110,887	26.4	58.6	58.7
Recurring adjusted EBITDA*	99,337	78,214	60,033	177,551	107,731	27.0	65.5	64.8
Gross debt (US$ million)	53,577	58,554	63,685	53,577	63,685	(8.5)	(15.9)	(15.9)
Net debt (US$ million)	34,435	40,072	53,262	34,435	53,262	(14.1)	(35.3)	(35.3)
Net debt/LTM Adjusted EBITDA ratio **	0.60	0.81	1.49	0.60	1.49	(25.9)	(59.7)	(59.7)
Average commercial selling rate for U.S. dollar	4.92	5.23	5.30	5.08	5.38	(5.9)	(7.2)	(5.6)
Brent crude (US$/bbl)	113.78	101.40	68.83	107.59	64.86	12.2	65.3	65.9
Domestic basic oil by-products price (R$/bbl)	665.50	544.25	401.19	605.42	376.63	22.3	65.9	60.7
TRI (total recordable injuries per million men-hour frequency rate)				0.52	0.56	-	-	(7.1)
ROCE (Return on Capital Employed)	12.8%	9.9%	5.1%	12.8%	5.1%	2,9 p.p.	7,7 p.p.	7,7 p.p.

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section.

* *Ratio calculated in USD

3

Consolidated results

Net revenues

Table 2 – Net revenues by products

						Variation (%)
R$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 X 1Q22	2Q22 X 2Q21	1H22 X 1H21
Diesel	52,603	38,875	32,100	91,478	57,261	35.3	63.9	59.8
Gasoline	21,187	19,404	14,439	40,591	25,507	9.2	46.7	59.1
Liquefied petroleum gas (LPG)	7,074	6,172	5,908	13,246	10,926	14.6	19.7	21.2
Jet fuel	6,899	5,176	2,107	12,075	4,435	33.3	227.4	172.3
Naphtha	3,555	3,182	1,889	6,737	3,701	11.7	88.2	82.0
Fuel oil (including bunker fuel)	1,734	1,911	2,027	3,645	3,856	(9.3)	(14.5)	(5.5)
Other oil products	7,949	6,650	5,319	14,599	10,134	19.5	49.4	44.1
Subtotal Oil Products	101,001	81,370	63,789	182,371	115,820	24.1	58.3	57.5
Natural gas	9,649	9,028	7,007	18,677	12,685	6.9	37.7	47.2
Crude oil	13,251	9,147	−	22,398	290	44.9	−	7623.4
Renewables and nitrogen products	466	343	47	809	121	35.9	891.5	568.6
Revenues from non-exercised rights	834	539	500	1,373	865	54.7	66.8	58.7
Electricity	534	1,553	3,092	2,087	6,062	(65.6)	(82.7)	(65.6)
Services, agency and others	1,508	1,239	900	2,747	1,776	21.7	67.6	54.7
Total domestic market	127,243	103,219	75,335	230,462	137,619	23.3	68.9	67.5
Exports	40,401	35,110	33,567	75,511	56,367	15.1	20.4	34.0
Crude oil	27,589	25,043	24,759	52,632	40,221	10.2	11.4	30.9
Fuel oil (including bunker fuel)	11,224	9,865	6,683	21,089	13,281	13.8	67.9	58.8
Other oil products and other products	1,588	202	2,125	1,790	2,865	686.1	(25.3)	(37.5)
Sales abroad (*)	3,316	3,312	1,808	6,628	2,898	0.1	83.4	128.7
Total foreign market	43,717	38,422	35,375	82,139	59,265	13.8	23.6	38.6
Total	170,960	141,641	110,710	312,601	196,884	20.7	54.4	58.8
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports

In 2Q22, sales revenues grew 21% compared to 1Q22, mainly due to the 12% increase in Brent prices, higher oil and oil products sales volumes and higher oil products and natural gas prices, amid the recovery in global demand for oil and oil products after the critical period of the COVID-19 pandemic and the impacts in supply by the war in Ukraine. Revenues from oil products in the domestic market were 24% higher than in 1Q22, with higher revenues from all products except fuel oil, due to a drop in volume, mainly because there were no deliveries for thermoelectric generation in 2Q22. Oil revenues in the domestic market increased 45% due to higher sales to Acelen.

On the other hand, there was a drop in revenues from electricity, given the lower thermoelectric dispatch with the continued recovery in hydrological conditions in 2Q22.

In terms of the breakdown of revenues in the domestic market, diesel and gasoline continued to be the main products, together accounting for 73% of oil products domestic sales in 2Q22.

4

Graph 1 – Oil products sales revenues 2Q22 – domestic market

A relevant change in petroleum flows was observed in 1H22, stemming from the war in Ukraine. Russian exports, which previously supplied Europe, were diverted to Asian markets, mainly India and China. The constant search for global opportunities and the development of new customers that Petrobras has been implementing over the years were decisive for the company to also change the flow of its exports, taking advantage of new arbitrage and maximizing the generation of value in its sales.

In 2Q22, we had the following distribution of export destinations by volume:

Table 3 – Destination of oil exports

Country	2Q22	1Q22	2Q21
China	15%	38%	45%
Europe	39%	28%	22%
Latam	24%	17%	7%
USA	8%	11%	9%
Caribbean	2%	2%	3%
Asia (Ex China)	12%	4%	14%

Table 4 – Destination of exports of oil products

Country	2Q22	1Q22	1Q21
Singapore	55%	59%	55%
USA	26%	28%	18%
Others	19%	13%	27%

Cost of goods sold

Table 5 – Cost of goods sold

						Variation (%)
R$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 X 1Q22	2Q22 X 2Q21	1H22 X 1H21
Acquisitions	(26,649)	(24,207)	(18,998)	(50,856)	(31,836)	10.1	40.3	59.7
Crude oil imports	(12,930)	(8,808)	(8,552)	(21,738)	(13,772)	46.8	51.2	57.8
Oil products imports	(8,901)	(7,012)	(6,897)	(15,913)	(10,546)	26.9	29.1	50.9
Natural gas imports	(4,818)	(8,387)	(3,549)	(13,205)	(7,518)	(42.6)	35.8	75.6
Production	(44,117)	(39,111)	(32,490)	(83,229)	(59,746)	12.8	35.8	39.3
Crude oil	(37,139)	(32,198)	(26,114)	(69,338)	(47,686)	15.3	42.2	45.4
Production taxes	(20,327)	(16,562)	(13,193)	(36,889)	(22,115)	22.7	54.1	66.8
Other costs	(16,812)	(15,636)	(12,921)	(32,449)	(25,571)	7.5	30.1	26.9
Oil products	(3,152)	(3,260)	(3,732)	(6,412)	(6,997)	(3.3)	(15.5)	(8.4)
Natural gas	(3,826)	(3,653)	(2,644)	(7,479)	(5,063)	4.7	44.7	47.7
Production taxes	(1,282)	(1,210)	(814)	(2,492)	(1,480)	6.0	57.5	68.4
Other costs	(2,544)	(2,443)	(1,830)	(4,987)	(3,583)	4.1	39.0	39.2
Services, electricity, operations abroad and others	(4,333)	(3,557)	(2,217)	(7,889)	(4,264)	21.8	95.4	85.0
Total	(75,099)	(66,875)	(53,705)	(141,974)	(95,846)	12.3	39.8	48.1
5

In 2Q22, cost of goods sold grew 13% compared to 1Q22, mainly reflecting higher prices for imported oil and oil products. In addition, the appreciation of Brent prices contributed to the increase in government take.

It is worth noting the decrease of LNG in the breakdown of natural gas purchases, given the reduction of 3 MMm³/day in regasification volumes, which reached 7 MM m3/day in 2Q22, essentially due to the lower demand for gas for thermoelectric plants as a consequence of improved hydrological conditions. The reduction in LNG imports would have been even greater had it not been for the reduction in Bolivian gas imports by 5 MMm³/day in 2Q22.

Operating expenses

Table 6 – Operating expenses

						Variation (%)
R$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 X 1Q22	2Q22 X 2Q21	1H22 X 1H21
Selling, General and Administrative Expenses	(7,725)	(7,718)	(7,113)	(15,443)	(13,807)	0.1	8.6	11.8
Selling expenses	(6,136)	(6,159)	(5,742)	(12,295)	(10,940)	(0.4)	6.9	12.4
Materials, third-party services, freight, rent and other related costs	(4,922)	(4,967)	(4,890)	(9,889)	(9,189)	(0.9)	0.7	7.6
Depreciation, depletion and amortization	(1,066)	(1,038)	(739)	(2,104)	(1,553)	2.7	44.2	35.5
Allowance for expected credit losses	(30)	(40)	3	(70)	34	(25.0)	−	−
Employee compensation	(118)	(114)	(116)	(232)	(232)	3.5	1.7	−
General and administrative expenses	(1,589)	(1,559)	(1,371)	(3,148)	(2,867)	1.9	15.9	9.8
Employee compensation	(1,060)	(1,036)	(1,013)	(2,096)	(2,026)	2.3	4.6	3.5
Materials, third-party services, rent and other related costs	(411)	(403)	(249)	(814)	(600)	2.0	65.1	35.7
Depreciation, depletion and amortization	(118)	(120)	(109)	(238)	(241)	(1.7)	8.3	(1.2)
Exploration costs	(196)	(408)	(1,005)	(604)	(2,201)	(52.0)	(80.5)	(72.6)
Research and Development	(1,080)	(1,081)	(775)	(2,161)	(1,414)	(0.1)	39.4	52.8
Other taxes	(455)	(311)	(261)	(766)	(842)	46.3	74.3	(9.0)
Impairment of assets	(847)	4	(497)	(843)	(1,005)	−	70.4	(16.1)
Other income and expenses, net	10,930	(1,670)	(478)	9,260	(2,008)	−	−	−
Total	627	(11,184)	(10,129)	(10,557)	(21,277)	−	−	(50.4)

In 2Q22, selling expenses were stable compared to 1Q22. Despite the lower volumes of oil exports, this effect was offset by an increase in the volume of oil sold in the domestic market and higher oil products exports.

In 2Q22, other operating income and expenses were positive by R$ 10.9 billion against expenses of R$ 1.7 billion in 1Q22. This variation is mainly explained by the effect of the capital gain of R$ 11.2 billion in 2Q22 related to the co-participation agreements in the Sepia and Atapu fields.

In 2Q22, there was an impairment of R$ 0.8 billion mainly due to the permanent shutdown of the P-35 platform in the Marlim field and losses related to divestments of the Golfinho and LUBNOR clusters.

Adjusted EBITDA

In 2Q22, Adjusted EBITDA rose 26% to R$ 98.3 billion, mostly due to the appreciation of Brent in the period, higher margins on all products and natural gas, and lower volumes of LNG imports.

6

Financial results

Table 7 – Financial results

						Variation (%)
R$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 X 1Q22	2Q22 X 2Q21	1H22 X 1H21
Finance income	3,054	1,360	1,109	4,414	1,785	124.6	175.4	147.3
Income from investments and marketable securities (Government Bonds)	1,821	844	242	2,665	402	115.8	652.5	562.9
Other income, net	1,233	516	867	1,749	1,383	139.0	42.2	26.5
Finance expenses	(4,691)	(3,969)	(9,871)	(8,660)	(16,484)	18.2	(52.5)	(47.5)
Interest on finance debt	(3,396)	(2,784)	(4,797)	(6,180)	(8,916)	22.0	(29.2)	(30.7)
Unwinding of discount on lease liabilities	(1,644)	(1,526)	(1,582)	(3,170)	(3,189)	7.7	3.9	(0.6)
Discount and premium on repurchase of debt securities	(404)	(134)	(3,491)	(538)	(4,504)	201.5	(88.4)	(88.1)
Capitalized borrowing costs	1,464	1,244	1,410	2,708	2,564	17.7	3.8	5.6
Unwinding of discount on the provision for decommissioning costs	(675)	(682)	(1,027)	(1,357)	(2,054)	(1.0)	(34.3)	(33.9)
Other finance expenses and income, net	(36)	(87)	(384)	(123)	(385)	(58.6)	(90.6)	(68.1)
Foreign exchange gains (losses) and indexation charges	(14,120)	5,592	19,538	(8,528)	(5,273)	−	−	61.7
Foreign exchange gains (losses)	(8,184)	12,535	23,575	4,351	4,848	−	−	(10.3)
Reclassification of hedge accounting to the Statement of Income	(5,442)	(7,221)	(6,333)	(12,663)	(12,427)	(24.6)	(14.1)	1.9
Recoverable taxes inflation indexation income	119	108	2,437	227	2,508	10.2	(95.1)	(90.9)
Other foreign exchange gains (losses) and indexation charges, net	(613)	170	(141)	(443)	(202)	−	334.8	119.3
Total	(15,757)	2,983	10,776	(12,774)	(19,972)	−	−	(36.0)

The financial result was negative by R$ 15.8 billion in 2Q22, against a positive result of R$ 3.0 billion in 1Q22, mainly reflecting the depreciation of the BRL against the USD of 10.6% in 2Q22, compared to an appreciation of 15.1% in 1Q22. In addition to this effect, there were higher realizations of transaction costs on the securities repurchased and higher goodwill due to the tender offer of US$ 2.0 billion in April/2022. These costs were partially offset by gains on financial investments due to higher average cash balances and interest rates, as well as discounts on market operations over 2Q22.

We ended 2Q22 with a currency exposure of US$ 19.1 billion compared to US$ 15.6 billion in 1Q22. It is worth noting that in 2Q21 the currency exposure was US$ 33.6 billion, which caused greater volatility in the financial result.

Net profit (loss) attributable to Petrobras shareholders

Net income in 2Q22 was R$ 54.3 billion, compared to R$ 44.6 billion in 1Q22. This increase is explained mainly by the increase in Brent prices in the period, as well as higher margins on oil products and natural gas. Additionally, the result was positively impacted by the capital gain of R$ 14.2 billion related to the co-participation agreement in Sepia and Atapu. On the other hand, these factors were partially offset by the decrease in financial result (- R$ 18.7 billion) reflecting the depreciation of the BRL against the USD. With the higher pre-tax income, there was a higher income tax and social contribution expense of R$ 2,6 billion.

7

Recurring net income attributable to Petrobras shareholders and recurring Adjusted EBITDA

In 2Q22, net income benefited from non-recurring items totaling R$ 14.3 billion, before taxes. Net income in 2Q22 would have been R$ 45.0 billion without the non-recurring items. Adjusted EBITDA was negatively impacted by R$ 1.1 billion and would have summed up to R$ 99.3 billion without non-recurring items.

8

Special items

Table 8 – Special items

						Variation (%)
R$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 X 1Q22	2Q22 X 2Q21	1H22 X 1H21
Net income	54,484	44,783	43,041	99,267	44,317	21.7	26.6	124.0
Nonrecurring items	14,318	1,862	3,260	16,180	3,081	669.0	339.2	425.2
Nonrecurring items that do not affect Adjusted EBITDA	15,395	2,366	1,355	17,761	(75)	550.7	1036.2	−
Impairment of assets and investments	(860)	(40)	1,642	(900)	943	2050.0	−	−
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	(2)	−	(185)	−	−	−
Gains and losses on disposal / write-offs of assets	1,828	2,472	365	4,300	622	(26.1)	400.8	591.3
Results from co-participation agreements in auctioned areas	14,243	−	−	14,243	−	−	−	−
Agreements signed for the electricity sector	−	−	436	−	436	−	−	−
Pis and Cofins inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	−	−	2,405	−	2,405	−	−	−
Discount and premium on repurchase of debt securities	184	(66)	(3,491)	118	(4,504)	−	−	−
Financial updating on state amnesty programs	−	−	−	−	208	−	−	−
Other nonrecurring items	(1,077)	(504)	1,905	(1,581)	3,156	113.7	−	−
Voluntary Separation Plan	(9)	(20)	22	(29)	43	(55.0)	−	−
Amounts recovered from Lava Jato investigation	−	60	275	60	1,065	−	−	(94.4)
Gains / (losses) on decommissioning of returned/abandoned areas	(15)	(125)	(3)	(140)	(38)	(88.0)	400.0	268.4
State amnesty programs	−	−	−	−	659	−	−	−
Gains (Losses) related to legal proceedings	(866)	(557)	(726)	(1,423)	(726)	55.5	19.3	96.0
Equalization of expenses - Production Individualization Agreements	(187)	138	(44)	(49)	(288)	−	325.0	(83.0)
PIS and COFINS over inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	−	−	(112)	−	(112)	−	−	−
PIS and COFINS recovered - exclusion of ICMS (VAT tax) from the basis of calculation	−	−	2,493	−	2,493	−	−	−
Gains/(losses) with the transfer of rights on concession agreements	−	−	−	−	60	−	−	−
Net effect of nonrecurring items on IR / CSLL	(4,873)	(648)	(1,109)	(5,521)	(1,175)	652.0	339.4	369.9
Recurring net income	45,039	43,569	40,890	88,608	42,411	3.4	10.1	108.9
Shareholders of Petrobras	44,885	43,347	40,704	88,232	42,116	3.5	10.3	109.5
Non-controlling interests	154	222	186	376	295	(30.6)	(17.2)	27.5
Adjusted EBITDA	98,260	77,710	61,938	175,970	110,887	26.4	58.6	58.7
Non-recurring Items	(1,077)	(504)	1,905	(1,581)	3,156	113.7	−	−
Recurring Adjusted EBITDA	99,337	78,214	60,033	177,551	107,731	27.0	65.5	64.8

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant.

9

Capex

Investment (Capex) encompasses acquisition of property, plant and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

Table 9 - Capex

						Variation (%)
US$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 X 1Q22	2Q22 X 2Q21	1H22 X 1H21
Exploration and Production	1,674	1,374	1,948	3,049	3,574	21.8	(14.0)	(14.7)
Refining, Transportation and Marketing	274	252	254	526	447	8.7	7.8	17.7
Gas and Power	92	94	94	186	157	(2.2)	(2.4)	18.3
Others	141	48	68	189	100	196.5	107.3	89.4
Subtotal	2,181	1,768	2,364	3,949	4,278	23.4	(7.7)	(7.7)
Signature bonus	892	−	−	892	−	−	−	−
Total	3,073	1,768	2,364	4,841	4,278	73.8	30.0	13.2

In 2Q22, capex totaled US$ 3.1 billion, 74% above 1Q22, mainly due to the impact of the signature bonus related to the Sépia and Atapu fields. Investments in growth correspond to 64% of total capex in 2Q22.

Growth capex are those with the primary objective of increasing the capacity of existing assets, deploying new production, offloading, and storage assets, increasing asset efficiency or profitability, and deploying essential infrastructure to enable other growth projects. It includes acquisitions of assets/companies and remaining investments in systems that started up as of 2020 and exploratory investments.

Sustaining capex, on the other hand, has the main objective of maintaining the operation of existing assets. It does not aim at increasing the capacity of the facilities. It includes investments in safety and reliability of facilities, replacement well projects, complementary development, remaining investments in systems that started up before 2020, scheduled stoppages and revitalizations (without new systems), 4D seismic, health, environment, and safety (HSE) projects, subsea line exchanges, operational infrastructure and information technology (IT).

In 2Q22, capex in the Exploration & Production segment totaled US$ 1.7 billion, 22% higher than in 1Q22, due to higher expenses with large projects, especially the construction and integration of new production units, in addition to higher volume of scheduled stoppages and exploratory activity. Investments were mainly concentrated on: (i) the development of ultra-deepwater production in the Santos Basin pre-salt (US$ 0.6 billion); (ii) development of new deepwater projects (US$ 0.2 billion); and (iii) exploratory investments in the pre-salt and post-salt (US$ 0.1 billion).

In the Refining, Transportation and Marketing segment, capex totaled US$ 0.3 billion in 2Q22, of which approximately 17% was related to growth. In Gas & Power, capex totaled US$ 0.1 billion in 2Q22, with approximately 24% related to growth.

10

The following table presents the main information about the new oil and gas production systems, already contracted.

Table 10 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	CAPEX Petrobras Actual US$ bn	CAPEX Petrobras Total US$ bn1	Petrobras Stake	Status
Búzios 5 FPSO Alm. Barroso (Chartered unit)	2023	150,000	0.92	2.0	92,66%[2]	Project in phase of execution. Production system is sailing to Brazil. 10 wells drilled and 7 completed.
Marlim 1 FPSO Anita Garibaldi (Chartered unit)	2023	80,000	0.11	1.7	100%	Project in phase of execution with production system under construction.
Marlim 2 FPSO Anna Nery (Chartered unit)	2023	70,000	0.12	1.3	100%	Project in phase of execution. Production system is sailing to Brazil. 2 wells drilled and completed.[4]
Mero 2 FPSO Sepetiba (Chartered unit)	2023	180,000	0.18	0.8	38,6%[3]	Project in phase of execution with production system under construction. 10 wells drilled and 2 completed
Itapu P-71 (Owned unit)	2023	150,000	1.99	3.4	100%	Project in phase of execution with production system under construction. 4 wells drilled and 2 completed
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.05	0.8	38,6%[3]	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Integrado Parque das Baleias (IPB) FPSO Maria Quitéria (Chartered unit)	2024	100,000	0.27	1.7	100%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed[4]
Búzios 7 FPSO Almirante Tamandaré (Chartered unit)	2024	225,000	0.08	2.1	92,66%[2]	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Búzios 6 P-78 (Owned unit)	2025	180,000	0.27	4.1	92,66%[2]	Project in phase of execution with production system under construction
Búzios 8 P-79 (Owned unit)	2025	180,000	0.22	4.2	92,66%[2]	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.04	0.8	38,6%[3]	Project in phase of execution with production system under construction 5 wells drilled and 2 completed

[1] Total CAPEX with the Strategic Plan 2022-26 assumptions and Petrobras work interest (WI). Chartered units leases are not included.

[2] In March 2022, Petrobras has signed the contract with the partner CNOOC Petroleum Brasil Ltda. (CPBL) for the assignment of 5% of its interest in the Production Sharing Contract of the Transfer of Rights Surplus for the Buzios field. Petrobras stake will be ajusted after the transaction's approval by the regulatory agencies.

[3] Petrobras stake updated after the approval of the Production Individualization Agreement (AIP) of the Mero accumulation. As the compensation relative to the non-contracted area expenses will be paid in oil to the consortium, the work interest (WI) of the CAPEX reported will not change.

[4] Production Unit for revitalization project. Refers only to new wells. The scope of the project also includes the relocation of some wells of the units being decommissioned.

11

In addition to the systems listed in the table above, the FPSOs for Búzios 9 and 10 and the SEAP 1 project are expected to start operating within the horizon of the 2022-26 Strategic Plan. The bidding for P-80 and P-82 (Búzios 9 and 10) production units is in progress after receiving two commercial proposals. The bidding committee released the result of Package A on 07/13/2022, selecting the proposal from Keppel Shipyard. Package B is under negotiation with Sembcorp Marine Rig and Floaters. In both cases, the option of Petrobras requesting the supply of an additional unit is considered. In relation to the FPSO for SEAP 1, the previous procurement process was canceled as the proposal received was overpriced and carried conditions not foreseen in the bidding process. We are currently re-evaluating the project and the procurement strategy.

12

Portfolio management

In 2Q22, cash inflows from divestments totaled US$ 1.6 billion, including a deferred payment for the sale of 90% of NTS, in the amount of US$ 1.0 billion. From January 1, 2022, to July 27, 2022, we concluded the sale of the Alagoas and Recôncavo Clusters, exploratory blocks in Parana and Potiguar Basins and our equity interests in Deten Química and Gaspetro. Additionally, we signed the contracts for the sale of the Potiguar, Norte Capixaba, Golfinho and Camarupim Clusters, the Albacora East field and LUBNOR Refinery. In February 2022, we received a deferred payment for the sale of the Bacalhau field (formerly Carcará area) in the amount of US$950 million.

Table 11 – Main transactions by July 27th, 2022 and respective transaction amounts (excluding deferred payments)

Assets	Amount received (US$ million)	Transaction amount[1] (US$ million)
Bloco PAR-T-198_Paraná Basin	0.031	0.031[6]
Bloco PAR-T-218_Paraná Basin	0.032	0.032[6]
Bloco POT-T-794_Potiguar Basin	0.525	0.525[6]
East Albacora field	293	2,201
Papa-Terra field	6	105.6[6]
Deten Química	101.2²	117²
Gaspetro	392.3[2]	394[6]
Alagoas cluster	300	300[6]
Carmópolis cluster	275	1,100[6]
Fazenda Belém cluster	-	35[5]
Golfinho e Camarupim clusters	3	75
Norte cluster	35.85	544
Peroá cluster	5	55[6]
Pescada cluster		2[5]
Potiguar cluster	110	1,380
Recôncavo cluster	256	250[5]
LUBNOR refinery	3.4	34
REMAN refinery	28.4	189.5[6]
SIX	3	33[6]
Total amount	1,813	6,816

¹ Amounts agreed in the signing date, subject to adjustments upon closing

² Original amounts in BRL, converted to US$ at the PTAX rate on the day of the SPA signing or of the cash inflow

3Transaction signed in 2018 4Transaction signed in 2019 5Transaction signed in 2020 6Transaction signed in 2021

13

Liquidity and capital resources[1]

Table 12 - Liquidity and Capital Resources

R$ million	2Q22	1Q22	2Q21	1H22	1H21
Adjusted cash and cash equivalents at the beginning of period	87,568	62,040	71,454	62,040	64,280
Government bonds and time deposits with maturities of more than 3 months at the beginning of period*	(5,967)	(3,630)	(3,299)	(3,630)	(3,424)
Cash and cash equivalents in companies classified as held for sale at the beginning of the period	40	72	4	72	74
Cash and cash equivalents at the beginning of period	81,641	58,482	68,159	58,482	60,930
Net cash provided by operating activities	71,804	52,824	56,564	124,628	96,634
Net cash provided by (used in) investing activities	16,727	(4,983)	(5,187)	11,744	(12,614)
Acquisition of PP&E and intangibles assets	(8,383)	(12,338)	(7,890)	(20,721)	(16,871)
Investments in investees	(49)	(49)	(56)	(98)	(60)
Proceeds from disposal of assets - Divestment	7,800	9,255	1,674	17,055	2,728
Financial compensation from coparticipation agreements	24,512	319	−	24,831	−
Dividends received	938	275	731	1,213	1,097
Divestment (Investment) in marketable securities	(8,091)	(2,445)	354	(10,536)	492
(=) Net cash provided by operating and investing activities	88,531	47,841	51,377	136,372	84,020
Net cash used in financing activities	(89,705)	(16,455)	(65,527)	(106,160)	(96,349)
Net financings	(20,212)	(9,923)	(47,537)	(30,135)	(70,216)
Proceeds from financing	863	782	8,170	1,645	8,469
Repayments	(21,075)	(10,705)	(55,707)	(31,780)	(78,685)
Repayment of lease liability	(6,697)	(6,916)	(7,533)	(13,613)	(15,573)
Dividends paid to shareholders of Petrobras	(62,027)	(2)	(10,282)	(62,029)	(10,282)
Dividends paid to non-controlling interest	(264)	(26)	(211)	(290)	(212)
Investments by non-controlling interest	(505)	412	36	(93)	(66)
Effect of exchange rate changes on cash and cash equivalents	4,881	(8,227)	(4,879)	(3,346)	529
Cash and cash equivalents at the end of period	85,348	81,641	49,130	85,348	49,130
Government bonds and time deposits with maturities of more than 3 months at the end of period*	14,957	5,967	3,013	14,957	3,013
Cash and cash equivalents in companies classified as held for sale at the end of the period	(37)	(40)	(4)	(37)	(4)
Adjusted cash and cash equivalents at the end of period	100,268	87,568	52,139	100,268	52,139
Reconciliation of Free Cash Flow
Net cash provided by operating activities	71,804	52,824	56,564	124,628	96,634
Acquisition of PP&E and intangibles assets	(8,383)	(12,338)	(7,890)	(20,721)	(16,871)
Free cash flow**	63,421	40,486	48,674	103,907	79,763

As of June 30, 2022, cash and cash equivalents totaled R$ 81.6 billion and adjusted cash and cash equivalents totaled R$ 87.6 billion.

In 2Q22, cash generated from operating activities reached R$ 71.8 billion and positive free cash flow totaled R$ 63.4 billion. This level of cash generation, together with the inflow of funds from the divestments of R$ 7.8 billion and the inflow of R$ 24.5 billion referring to financial compensation for co-participation agreements in Sepia and Atapu were used to: (a) prepay debts and amortize principal and interest due in the period (R$ 21.1 billion), (b) amortize lease liabilities (R$ 6.7 billion), and (c) make investments of R$ 8.3 billion.

* Includes short-term government bonds and time deposits and cash and cash equivalents of companies classified as held for sale.

** Free cash flow (FCF) is in accordance with the Shareholder Remuneration Policy, which is the result of the equation: FCF = net cash provided by operating activities less acquisitions of PP&E and intangible assets

14

In 2Q22, the company settled several loans and financial debt, in the amount of R$ 21.1 billion, notably the repurchase and redemption of R$ 16.1 billion of securities in the international capital market.

The reduction of gross debt, the high level of cash generation and solid liquidity allowed the company to approve shareholder remuneration in the amount of R$ 6.73 per common and preferred share.

15

Debt

As of June 30, 2022, gross debt reached US$ 53.6 billion, a decrease of 8.5% compared to March 31, 2022, and 18.9% lower than on June 30, 2021, mainly due to debt prepayments and amortizations.

Average maturity shifted from 13.2 years on March 31, 2022, to 13 years on June 30, 2022.

The gross debt/EBITDA ratio decreased from 1.18x on March 30, 2022, to 0.93x on June 30, 2022.

Net debt decreased by 14.1% to US$ 34.4 billion. The net debt/Adjusted EBITDA ratio decreased from 0.81x on March 31, 2021, to 0.60x on June 30, 2022.

Table 13 – Debt indicators

US$ million	06.30.2022	03.31.2022	Δ %	06.30.2021
Financial Debt	31,051	35,421	(12.3)	43,505
Capital Markets	18,261	21,683	(15.8)	25,178
Banking Market	9,158	9,970	(8.1)	14,028
Development banks	770	878	(12.3)	908
Export Credit Agencies	2,688	2,708	(0.7)	3,189
Others	174	182	(4.4)	202
Finance leases	22,526	23,133	(2.6)	20,180
Gross debt	53,577	58,554	(8.5)	63,685
Adjusted cash and cash equivalents	19,142	18,482	3.6	10,423
Net debt	34,435	40,072	(14.1)	53,262
Net Debt/(Net Debt + Market Cap) - Leverage	32%	30%	6.7	40%
Average interest rate (% p.a.)	6.3	6.2	1.6	5.9
Weighted average maturity of outstanding debt (years)	13.04	13.22	(1.4)	12.54
Net debt / LTM Adjusted EBITDA ratio	0.60	0.81	(25.9)	1.49
Gross debt / LTM Adjusted EBITDA ratio	0.93	1.18	(21.5)	1.78
R$ million
Financial Debt	162,644	167,819	(3.1)	217,624
Finance Lease	117,993	109,599	7.7	100,945
Adjusted cash and cash equivalents	100,268	87,568	14.5	52,139
Net Debt	180,369	189,850	(5.0)	266,430

16

Results by segment

Exploration and Production

Table 14 – E&P results

						Variation (%) (*)
R$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 X 1Q22	2Q22 X 2Q21	1H22 X 1H21
Sales revenues	108,041	102,567	71,440	210,608	135,392	5.3	51.2	55.6
Gross profit	67,813	62,455	41,773	130,268	77,089	8.6	62.3	69.0
Operating expenses	12,551	(252)	(2,408)	12,299	(5,296)	−	−	−
Operating income (loss)	80,364	62,203	39,365	142,567	71,793	29.2	104.2	98.6
Net income (loss) attributable to the shareholders of Petrobras	53,327	41,317	26,162	94,644	47,695	29.1	103.8	98.4
Adjusted EBITDA of the segment	78,534	72,975	51,157	151,509	95,320	7.6	53.5	58.9
EBITDA margin of the segment (%)	73	71	72	72	70	2	1	2
ROCE (Return on Capital Employed) (%)	17.4	14.2	6.6	17.4	6.6	3.2	10.8	10.8
Average Brent crude (US$/bbl)	113.78	101.40	68.83	107.59	64.86	12.2	65.3	65.9
Internal Transfer Price to RTM - Crude oil (US$/bbl)	106.90	93.71	65.57	100.24	61.45	14.1	63.0	63.1
Lifting cost - Brazil (US$/boe)
excluding production taxes and leases	5.98	5.22	4.91	5.60	4.91	14.5	21.8	14.0
excluding production taxes	7.68	6.97	6.37	7.32	6.51	10.1	20.6	12.4
Onshore and shallow waters
with leases	17.23	16.44	13.43	16.82	12.89	4.8	28.3	30.5
excluding leases	17.23	16.44	13.43	16.82	12.89	4.8	28.3	30.5
Deep and ultra-deep post-salt
with leases	14.47	11.28	11.19	12.83	11.15	28.3	29.3	15.1
excluding leases	13.06	9.57	10.12	11.27	9.75	36.5	29.1	15.5
Pre-salt
with leases	5.19	5.13	4.22	5.16	4.42	1.3	22.9	16.7
excluding leases	3.31	3.25	2.52	3.28	2.61	1.8	31.3	25.8
including production taxes and excluding leases	25.95	24.36	17.07	25.14	16.60	6.5	52.0	51.5
including production taxes and leases	27.64	26.11	18.53	26.86	18.20	5.9	49.2	47.6
Production taxes - Brazil	19,848	21,165	13,931	41,013	26,865	(6.2)	42.5	52.7
Royalties	11,062	11,151	7,181	22,213	13,701	(0.8)	54.0	62.1
Special participation	8,725	9,953	6,701	18,678	13,067	(12.3)	30.2	42.9
Retention of areas	61	61	49	122	97	−	24.5	25.8
(*) EBITDA margin and ROCE variations in percentage points

In 2Q22, E&P gross profit was R$ 67.8 billion, an increase of 9% when compared to 1Q22, mainly due to higher Brent prices. Operating income was 29% higher than 1Q22, reflecting the growth in gross profit and the gains from the co-participation agreements in Sepia and Atapu fields.

We recorded a 15% increase in the lifting cost without leasing and government take when compared to 1Q22. In 1Q22 there were several restrictions to activities due to the ÔMICRON variant of COVID-19. In 2Q22, the resumption of activities after the critical period aforementioned and also the effect of the 6% BRL appreciation against the average USD were the main factors impacting the lifting cost.

In the pre-salt, there was a slight increase of 2% in lifting costs, driven by the appreciation of the BRL against the USD and the lower production, partially offset by lower expenses associated with well interventions in Búzios field.

17

In the post-salt, there was a 36% increase in the same indicator when compared to 1Q22, due to higher costs with project continuity and integrity, such as well interventions and subsea inspections, alongside the appreciation of the BRL against the USD and also the lower production in the quarter.

In onshore and shallow water assets, there was an increase in lifting costs mainly due to the BRL appreciation. The lower production, due to divestments, unscheduled shutdowns and natural decline of the fields, was offset by the reduction in production costs.

The increase in government take per barrel in 2Q22 is mainly caused by the higher Brent prices in the period.

Refining, Transportation and Marketing

Table 15 - RTM results

						Variation (%) (*)
R$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 X 1Q22	2Q22 X 2Q21	1H22 X 1H21
Sales revenues	157,429	128,476	100,328	285,905	177,069	22.5	56.9	61.5
Gross profit (Loss)	25,532	16,311	12,082	41,843	23,848	56.5	111.3	75.5
Operating expenses	(4,163)	(2,781)	(2,752)	(6,944)	(4,938)	49.7	51.3	40.6
Operating Income (Loss)	21,369	13,530	9,330	34,899	18,910	57.9	129.0	84.6
Net income (loss) attributable to the shareholders of Petrobras	13,629	10,345	8,894	23,974	15,833	31.7	53.2	51.4
Adjusted EBITDA of the segment	24,308	16,222	12,039	40,530	24,503	49.8	101.9	65.4
EBITDA margin of the segment (%)	15	13	12	14	14	3	3	−
ROCE (Return on Capital Employed) (%)	11.0	7.4	3.8	11.0	3.8	3.6	7.2	7.2
Refining cost (US$/barrel) - Brazil	1.84	1.77	1.63	1.81	1.62	3.5	12.8	11.7
Refining cost (R$/barrel) - Brazil	9.19	9.16	8.57	9.18	8.70	0.3	7.2	5.5
Domestic basic oil by-products price (R$/bbl)	665.50	544.25	401.19	605.42	376.63	22.3	65.9	60.7
(*) EBITDA margin and ROCE variations in percentage points

In 2Q22, gross profit for the Refining, Transportation and Marketing (RTM) segment was R$ 25.5 billion, R$ 9.2 billion higher than in 1Q22. Excluding the effect of inventory turnover (R$ 7.5 billion in 2Q22 and R$ 10.3 billion in 1Q22) the gross profit would have been R$ 18 billion in 2Q22 and R$ 6 billion in 1Q22.

The higher gross profit was due to higher margins on oil products in the domestic market, mainly diesel, gasoline and jet fuel, because of higher international margins on these products. Sales volume was also higher, especially diesel volumes, due to its typical seasonality.

In 2Q22, operating income was higher than in 1Q22 due to the higher gross profit, which was partially offset by higher expenses with lawsuits and the Lubnor refinery impairment.

In 2Q22, refining costs per barrel in USD were slightly higher than in 1Q22 due to higher maintenance expenses, higher feedstock prices in BRL and the appreciation of the BRL against the USD. The higher absolute dollar costs were partially offset by the higher throughput in 2Q22.

18

Gas and Power

Table 16 – G&P results

						Variation (%) (*)
R$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 X 1Q22	2Q22 X 2Q21	1H22 X 1H21
Sales revenues	18,390	17,655	13,960	36,045	26,047	4.2	31.7	38.4
Gross profit	6,713	2,383	5,212	9,096	10,028	181.7	28.8	(9.3)
Operating expenses	(4,008)	(4,616)	(3,499)	(8,624)	(7,602)	(13.2)	14.5	13.4
Operating income (loss)	2,705	(2,233)	1,713	472	2,426	−	57.9	(80.5)
Net income (loss) attributable to the shareholders of Petrobras	1,796	(1,461)	1,174	335	1,732	−	53.0	(80.7)
Adjusted EBITDA of the segment	3,219	(1,670)	2,014	1,549	3,798	−	59.8	(59.2)
EBITDA margin of the segment (%)	18	(9)	14	4	15	27.0	4.0	(11.0)
ROCE (Return on Capital Employed) (%)	(3.9)	(5.3)	3.5	(3.9)	3.5	1.4	(7.4)	(7.4)
Natural gas sales price - Brazil (US$/bbl)	71.16	55.85	42.57	63.00	38.37	27.4	67.2	64.2
Fixed revenues from power auctions	513	500	561	1,013	1,116	2.6	(8.6)	(9.2)
Average price for power generation (R$/MWh)	90.70	294.31	387.99	245.09	388.14	(69.2)	(76.6)	(36.9)
(*) EBITDA margin and ROCE variations in percentage points

In 2Q22, gross profit was R$ 6.7 billion, representing an increase of R$ 4.331 million when compared to 1Q22, mainly reflecting the recovery in natural gas commercialization margins, due to: (a) the improvement in the natural gas sales and purchases portfolio, with a reduction in natural gas demand for thermoelectric generation and a lower need for regasified LNG; (b) the contractual quarterly update in May of the non-thermoelectric sales prices.

In 2Q22, we reversed the operating loss of 1Q22, reaching an operating income of R$ 2.705 million, due to higher gross profit and lower expenses with lawsuits (- R$ 253 million).

19

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments; impairment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 17 - Reconciliation of Adjusted EBITDA

						Variation (%) (*)
R$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 X 1Q22	2Q22 X 2Q21	1H22 X 1H21
Net income (loss)	54,484	44,783	43,041	99,267	44,317	21.7	26.6	124.0
Net finance income (expense)	15,757	(2,983)	(10,776)	12,774	19,972	−	−	(36.0)
Income taxes	26,193	23,598	19,916	49,791	21,796	11.0	31.5	128.4
Depreciation, depletion and amortization	16,996	16,604	14,928	33,600	30,558	2.4	13.9	10.0
EBITDA	113,430	82,002	67,109	195,432	116,643	38.3	69.0	67.5
Results in equity-accounted investments	54	(1,816)	(5,305)	(1,762)	(6,324)	−	−	(72.1)
Impairment	847	(4)	497	843	1,005	−	70.4	(16.1)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	2	−	185	−	−	−
Results from co-participation agreements in bid areas	(14,243)	−	−	(14,243)	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(1,828)	(2,472)	(365)	(4,300)	(622)	(26.1)	400.8	591.3
Adjusted EBITDA	98,260	77,710	61,938	175,970	110,887	26.4	58.6	58.7

Adjusted EBITDA margin (%)	57	55	56	56	56	2.0	1.1	−
(*) EBITDA Margin variations in percentage points
20

Financial statements

Table 18 - Income statement - Consolidated

R$ million	2Q22	1Q22	2Q21	1H22	1H21
Sales revenues	170,960	141,641	110,710	312,601	196,884
Cost of sales	(75,099)	(66,875)	(53,705)	(141,974)	(95,846)
Gross profit	95,861	74,766	57,005	170,627	101,038
Selling expenses	(6,136)	(6,159)	(5,742)	(12,295)	(10,940)
General and administrative expenses	(1,589)	(1,559)	(1,371)	(3,148)	(2,867)
Exploration costs	(196)	(408)	(1,005)	(604)	(2,201)
Research and development expenses	(1,080)	(1,081)	(775)	(2,161)	(1,414)
Other taxes	(455)	(311)	(261)	(766)	(842)
Impairment of assets	(847)	4	(497)	(843)	(1,005)
Other income and expenses	10,930	(1,670)	(478)	9,260	(2,008)
	627	(11,184)	(10,129)	(10,557)	(21,277)
Operating income (loss)	96,488	63,582	46,876	160,070	79,761
Finance income	3,054	1,360	1,109	4,414	1,785
Finance expenses	(4,691)	(3,969)	(9,871)	(8,660)	(16,484)
Foreign exchange gains (losses) and inflation indexation charges	(14,120)	5,592	19,538	(8,528)	(5,273)
Net finance income (expense)	(15,757)	2,983	10,776	(12,774)	(19,972)
Results in equity-accounted investments	(54)	1,816	5,305	1,762	6,324
Income (loss) before income taxes	80,677	68,381	62,957	149,058	66,113
Income taxes	(26,193)	(23,598)	(19,916)	(49,791)	(21,796)
Net Income (Loss)	54,484	44,783	43,041	99,267	44,317
Net income (loss) attributable to:
Shareholders of Petrobras	54,330	44,561	42,855	98,891	44,022
Non-controlling interests	154	222	186	376	295

21

Table 19 - Statement of financial position – Consolidated

ASSETS - R$ million	06.30.2022	12.31.2021
Current assets	224,785	168,247
Cash and cash equivalents	85,311	58,410
Marketable securities	14,957	3,630
Trade and other receivables, net	26,443	35,538
Inventories	49,822	40,486
Recoverable taxes	6,676	7,511
Assets classified as held for sale	30,340	13,895
Other current assets	11,236	8,777
Non-current assets	779,969	804,704
Long-term receivables	86,511	79,992
Trade and other receivables, net	10,379	10,603
Marketable securities	257	247
Judicial deposits	50,894	44,858
Deferred taxes	2,869	3,371
Other tax assets	19,109	18,197
Other non-current assets	3,003	2,716
Investments	8,993	8,427
Property, plant and equipment	667,423	699,406
Intangible assets	17,042	16,879
Total assets	1,004,754	972,951

LIABILITIES - R$ million	06.30.2022	12.31.2021
Current liabilities	171,157	134,913
Trade payables	28,954	30,597
Finance debt	21,560	20,316
Lease liability	27,363	30,315
Taxes payable	29,887	26,414
Dividends Payable	24,269	−
Short-term employee benefits	10,511	11,967
Liabilities related to assets classified as held for sale	9,546	4,840
Other current liabilities	19,067	10,464
Non-current liabilities	420,745	448,457
Finance debt	141,084	178,908
Lease liability	90,630	98,279
Income Tax payable	1,626	1,676
Deferred taxes	36,115	6,857
Employee benefits	46,414	52,310
Provision for legal and administrative proceedings	12,926	11,263
Provision for decommissioning costs	81,053	87,160
Other non-current liabilities	10,897	12,004
Shareholders' equity	412,852	389,581
Share capital (net of share issuance costs)	205,432	205,432
Profit reserves and others	205,113	181,897
Non-controlling interests	2,307	2,252
Total liabilities and shareholders´ equity	1,004,754	972,951
22

Table 20 - Statement of cash flow – Consolidated

R$ million	2Q22	1Q22	2Q21	1H22	1H21
Cash Flow from Operating Activities
Net income (loss) for the period	54,484	44,783	43,041	99,267	44,317
Adjustments for:
Pension and medical benefits (actuarial expense)	1,605	1,605	1,708	3,210	3,434
Results of equity-accounted investments	54	(1,816)	(5,305)	(1,762)	(6,324)
Depreciation, depletion and amortization	16,996	16,604	14,928	33,600	30,558
Impairment of assets (reversal)	847	(4)	497	843	1,005
Inventory write-down (write-back) to net realizable value	49	(34)	1	15	(5)
Allowance (reversals) for credit loss on trade and other receivables	90	105	40	195	(46)
Exploratory expenditures write-offs	341	114	296	455	1,036
Disposal/write-offs of assets and remeasurement of investment retained with loss of control	(1,828)	(2,472)	(363)	(4,300)	(437)
Foreign exchange, indexation and finance charges	16,618	(2,440)	(10,102)	14,178	20,142
Deferred income taxes, net	136	10,135	19,396	10,271	20,627
Revision and unwinding of discount on the provision for decommissioning costs	691	806	1,029	1,497	2,091
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	(18)	−	(4,898)	(18)	(4,898)
Results from co-participation agreements in bid areas	(14,243)	−	−	(14,243)	−
Early termination and cash outflows revision of lease agreements	(882)	(1,140)	(819)	(2,022)	(1,214)
Decrease (Increase) in assets
Trade and other receivables, net	(2,876)	3,123	(3,103)	247	(3,582)
Inventories	(489)	(9,763)	2,081	(10,252)	(8,712)
Judicial deposits	(2,141)	(2,002)	(1,544)	(4,143)	(2,383)
Other assets	(3,214)	249	(1,265)	(2,965)	(1,128)
Increase (Decrease) in liabilities
Trade payables	175	(1,267)	(1,537)	(1,092)	1,838
Other taxes payable	20,429	14,021	6,563	34,450	12,669
Income taxes paid	(17,522)	(7,927)	58	(25,449)	(652)
Pension and medical benefits	(1,044)	(7,677)	(3,506)	(8,721)	(8,759)
Provision for legal proceedings	768	919	845	1,687	(314)
Short-term benefits	(1,006)	(769)	(808)	(1,775)	(1,276)
Provision for decommissioning costs	(722)	(702)	(856)	(1,424)	(1,743)
Other liabilities	4,506	(1,627)	187	2,879	390
Net cash provided by operating activities	71,804	52,824	56,564	124,628	96,634
Cash flows from Investing activities
Acquisition of PP&E and intangible assets	(8,383)	(12,338)	(7,890)	(20,721)	(16,871)
Investments in investees	(49)	(49)	(56)	(98)	(60)
Proceeds from disposal of assets - Divestment	7,800	9,255	1,674	17,055	2,728
Financial compensation from co-participation agreements	24,512	319	−	24,831	−
Divestment (Investment) in marketable securities	(8,091)	(2,445)	354	(10,536)	492
Dividends received	938	275	731	1,213	1,097
Net cash (provided) used by investing activities	16,727	(4,983)	(5,187)	11,744	(12,614)
Cash flows from Financing activities
Changes in non-controlling interest	(505)	412	36	(93)	(66)
Financing and loans, net:
Proceeds from financing	863	782	8,170	1,645	8,469
Repayment of principal - finance debt	(19,357)	(7,683)	(54,818)	(27,040)	(71,898)
Repayment of interest - finance debt	(1,718)	(3,022)	(889)	(4,740)	(6,787)
Repayment of lease liability	(6,697)	(6,916)	(7,533)	(13,613)	(15,573)
Dividends paid to Shareholders of Petrobras	(62,027)	(2)	(10,282)	(62,029)	(10,282)
Dividends paid to non-controlling interests	(264)	(26)	(211)	(290)	(212)
Net cash provided (used) in financing activities	(89,705)	(16,455)	(65,527)	(106,160)	(96,349)
Effect of exchange rate changes on cash and cash equivalents	4,881	(8,227)	(4,879)	(3,346)	529
Net increase (decrease) in cash and cash equivalents	3,707	23,159	(19,029)	26,866	(11,800)
Cash and cash equivalents at the beginning of the period	81,641	58,482	68,159	58,482	60,930
Cash and cash equivalents at the end of the period	85,348	81,641	49,130	85,348	49,130
23

Financial information by business areas

Table 21 - Consolidated income by segment – 1H22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	210,608	285,905	36,045	1,401	(221,358)	312,601
Intersegments	207,178	4,707	9,461	12	(221,358)	−
Third parties	3,430	281,198	26,584	1,389	−	312,601
Cost of sales	(80,340)	(244,062)	(26,949)	(1,378)	210,755	(141,974)
Gross profit	130,268	41,843	9,096	23	(10,603)	170,627
Expenses	12,299	(6,944)	(8,624)	(7,247)	(41)	(10,557)
Selling expenses	(29)	(4,406)	(7,789)	(30)	(41)	(12,295)
General and administrative expenses	(129)	(404)	(169)	(2,446)	−	(3,148)
Exploration costs	(604)	−	−	−	−	(604)
Research and development expenses	(1,848)	(23)	(17)	(273)	−	(2,161)
Other taxes	(193)	(129)	(94)	(350)	−	(766)
Impairment of assets	(618)	(222)	3	(6)	−	(843)
Other income and expenses	15,720	(1,760)	(558)	(4,142)	−	9,260
Operating income (loss)	142,567	34,899	472	(7,224)	(10,644)	160,070
Net finance income (expense)	−	−	−	(12,774)	−	(12,774)
Results in equity-accounted investments	539	941	292	(10)	−	1,762
Income (loss) before income taxes	143,106	35,840	764	(20,008)	(10,644)	149,058
Income taxes	(48,473)	(11,866)	(160)	7,089	3,619	(49,791)
Net income (loss)	94,633	23,974	604	(12,919)	(7,025)	99,267
Net income (loss) attributable to:
Shareholders of Petrobras	94,644	23,974	335	(13,037)	(7,025)	98,891
Non-controlling interests	(11)	−	269	118	−	376

Table 22 - Consolidated income by segment – 1H21

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	135,392	177,069	26,047	1,453	(143,077)	196,884
Intersegments	132,967	3,059	6,371	680	(143,077)	−
Third parties	2,425	174,010	19,676	773	−	196,884
Cost of sales	(58,303)	(153,221)	(16,019)	(1,432)	133,129	(95,846)
Gross profit	77,089	23,848	10,028	21	(9,948)	101,038
Expenses	(5,296)	(4,938)	(7,602)	(3,384)	(57)	(21,277)
Selling expenses	(27)	(3,974)	(6,838)	(44)	(57)	(10,940)
General and administrative expenses	(328)	(384)	(176)	(1,979)	−	(2,867)
Exploration costs	(2,201)	−	−	−	−	(2,201)
Research and development expenses	(1,035)	(20)	(89)	(270)	−	(1,414)
Other taxes	(210)	(347)	(257)	(28)	−	(842)
Impairment of assets	(572)	−	(440)	7	−	(1,005)
Other income and expenses	(923)	(213)	198	(1,070)	−	(2,008)
Operating income (loss)	71,793	18,910	2,426	(3,363)	(10,005)	79,761
Net finance income (expense)	−	−	−	(19,972)	−	(19,972)
Results in equity-accounted investments	300	3,352	390	2,282	−	6,324
Income (loss) before income taxes	72,093	22,262	2,816	(21,053)	(10,005)	66,113
Income taxes	(24,410)	(6,429)	(825)	6,466	3,402	(21,796)
Net income (loss)	47,683	15,833	1,991	(14,587)	(6,603)	44,317
Net income (loss) attributable to:
Shareholders of Petrobras	47,695	15,833	1,732	(14,635)	(6,603)	44,022
Non-controlling interests	(12)	−	259	48	−	295
24

Table 23 - Quarterly consolidated income by segment – 2Q22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	108,041	157,429	18,390	743	(113,643)	170,960
Intersegments	106,229	2,449	4,971	(6)	(113,643)	−
Third parties	1,812	154,980	13,419	749	−	170,960
Cost of sales	(40,228)	(131,897)	(11,677)	(729)	109,432	(75,099)
Gross profit	67,813	25,532	6,713	14	(4,211)	95,861
Expenses	12,551	(4,163)	(4,008)	(3,732)	(21)	627
Selling expenses	(19)	(2,267)	(3,815)	(14)	(21)	(6,136)
General and administrative expenses	(61)	(208)	(85)	(1,235)	−	(1,589)
Exploration costs	(196)	−	−	−	−	(196)
Research and development expenses	(939)	(10)	(3)	(128)	−	(1,080)
Other taxes	(117)	(90)	(42)	(206)	−	(455)
Impairment of assets	(625)	(222)	−	−	−	(847)
Other income and expenses	14,508	(1,366)	(63)	(2,149)	−	10,930
Operating income (loss)	80,364	21,369	2,705	(3,718)	(4,232)	96,488
Net finance income (expense)	−	−	−	(15,757)	−	(15,757)
Results in equity-accounted investments	282	(474)	143	(5)	−	(54)
Income (loss) before income taxes	80,646	20,895	2,848	(19,480)	(4,232)	80,677
Income taxes	(27,324)	(7,266)	(919)	7,877	1,439	(26,193)
Net income (loss)	53,322	13,629	1,929	(11,603)	(2,793)	54,484
Net income (loss) attributable to:
Shareholders of Petrobras	53,327	13,629	1,796	(11,629)	(2,793)	54,330
Non-controlling interests	(5)	−	133	26	−	154

Table 24 - Quarterly consolidated income by segment – 1Q22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	102,567	128,476	17,655	658	(107,715)	141,641
Intersegments	100,949	2,258	4,490	18	(107,715)	−
Third parties	1,618	126,218	13,165	640	−	141,641
Cost of sales	(40,112)	(112,165)	(15,272)	(649)	101,323	(66,875)
Gross profit	62,455	16,311	2,383	9	(6,392)	74,766
Expenses	(252)	(2,781)	(4,616)	(3,515)	(20)	(11,184)
Selling expenses	(10)	(2,139)	(3,974)	(16)	(20)	(6,159)
General and administrative expenses	(68)	(196)	(84)	(1,211)	−	(1,559)
Exploration costs	(408)	−	−	−	−	(408)
Research and development expenses	(909)	(13)	(14)	(145)	−	(1,081)
Other taxes	(76)	(39)	(52)	(144)	−	(311)
Impairment of assets	7	−	3	(6)	−	4
Other income and expenses	1,212	(394)	(495)	(1,993)	−	(1,670)
Operating income (loss)	62,203	13,530	(2,233)	(3,506)	(6,412)	63,582
Net finance income (expense)	−	−	−	2,983	−	2,983
Results in equity-accounted investments	257	1,415	149	(5)	−	1,816
Income (loss) before income taxes	62,460	14,945	(2,084)	(528)	(6,412)	68,381
Income taxes	(21,149)	(4,600)	759	(788)	2,180	(23,598)
Net income (loss)	41,311	10,345	(1,325)	(1,316)	(4,232)	44,783
Net income (loss) attributable to:
Shareholders of Petrobras	41,317	10,345	(1,461)	(1,408)	(4,232)	44,561
Non-controlling interests	(6)	−	136	92	−	222
25

Table 25 - Other income and expenses by segment – 1H22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(4,288)	(56)	(52)	(76)	−	(4,472)
Losses with legal, administrative and arbitration proceedings	(684)	(1,236)	(295)	(577)	−	(2,792)
Pension and medical benefits - retirees	−	−	−	(2,487)	−	(2,487)
Performance award program	(516)	(260)	(66)	(414)	−	(1,256)
Losses with Commodities Derivatives	−	−	−	(1,091)	−	(1,091)
Profit sharing	(136)	(80)	(16)	(97)	−	(329)
Losses on decommissioning of returned/abandoned areas	(140)	−	−	−	−	(140)
Equalization of expenses - Production Individualization Agreements	(49)	−	−	−	−	(49)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Amounts recovered from Lava Jato investigation	−	−	−	60	−	60
Recovery of taxes	−	33	1	173	−	207
Fines imposed on suppliers	438	65	57	34	−	594
Expenses/Reimbursements from E&P partnership operations	776	−	−	−	−	776
Early termination and changes to cash flow estimates of leases	1,889	151	16	(34)	−	2,022
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	4,075	244	(37)	18	−	4,300
Results from co-participation agreements in bid areas (*)	14,243	−	−	−	−	14,243
Others	112	(621)	(166)	349	−	(326)
	15,720	(1,760)	(558)	(4,142)	−	9,260
(*) It refers to the gain related to the Co-participation Agreements of Atapu and Sépia.

Table 26 - Other income and expenses by segment – 1H21

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(3,366)	(36)	(69)	(18)	−	(3,489)
Losses with legal, administrative and arbitration proceedings	(410)	47	(13)	(1,005)	−	(1,381)
Pension and medical benefits - retirees	−	−	−	(2,363)	−	(2,363)
Performance award program	(416)	(235)	(47)	(364)	−	(1,062)
Losses with Commodities Derivatives	−	−	−	(224)	−	(224)
Profit sharing	(127)	(83)	(12)	(92)	−	(314)
Losses on decommissioning of returned/abandoned areas	(38)	−	−	−	−	(38)
Equalization of expenses - Production Individualization Agreements	(288)	−	−	−	−	(288)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	(185)	−	(185)
Amounts recovered from Lava Jato investigation (*)	−	−	−	1,065	−	1,065
Recovery of taxes (**)	−	15	143	2,506	−	2,664
Fines imposed on suppliers	343	28	18	26	−	415
Expenses/Reimbursements from E&P partnership operations	1,549	−	−	−	−	1,549
Early termination and changes to cash flow estimates of leases	1,277	84	(124)	(23)	−	1,214
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	218	174	221	9	−	622
Results from co-participation agreements in bid areas	−	−	−	−	−	−
Others	335	(207)	81	(402)	−	(193)
	(923)	(213)	198	(1,070)	−	(2,008)
(*) The total amount recovered from Lava Jato Investigation through December 31, 2021 was US$ 1,522, recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(**) In the three and six-month periods ended June 30, 2021, it Includes the effects of the exclusion of ICMS (VAT tax) from the basis of calculation of sales taxes PIS and COFINS, except for the effects of inflation indexation.

26

Table 27 - Other income and expenses by segment – 2Q22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(2,428)	(34)	(16)	(42)	−	(2,520)
Gains / (losses) related to legal, administrative and arbitration proceedings	(365)	(894)	(21)	(205)	−	(1,485)
Pension and medical benefits - retirees	−	−	−	(1,245)	−	(1,245)
Variable compensation program	(266)	(134)	(34)	(204)	−	(638)
Gains/(losses) with Commodities Derivatives	−	−	−	(809)	−	(809)
Profit Share	(69)	(40)	(8)	(51)	−	(168)
Result Related to Area Dismantling	(15)	−	−	−	−	(15)
Equalization of expenses - Production Individualization Agreements	(187)	−	−	−	−	(187)
Realization of comprehensive income due to the sale of equity interest	−	−	−	−	−	−
Amounts recovered from Lava Jato investigation	−	−	−	−	−	−
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	30	1	87	−	118
Fines imposed on suppliers	196	17	4	22	−	239
Expenses/Reimbursements from E&P partnership operations	638	−	−	−	−	638
Early Contract Terminations	869	46	−	(33)	−	882
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	1,913	(55)	(33)	3	−	1,828
Results from co-participation agreements in bid areas (*)	14,243	−	−	−	−	14,243
Others	(21)	(302)	44	328	−	49
	14,508	(1,366)	(63)	(2,149)	−	10,930
(*) It refers to the gain related to the Co-participation Agreements of Atapu and Sépia.

Table 28 - Other income and expenses by segment – 1Q22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,860)	(22)	(36)	(34)	−	(1,952)
Gains / (losses) related to legal, administrative and arbitration proceedings	(319)	(342)	(274)	(372)	−	(1,307)
Pension and medical benefits - retirees	−	−	−	(1,242)	−	(1,242)
Variable compensation program	(250)	(126)	(32)	(210)	−	(618)
Gains/(losses) with Commodities Derivatives	−	−	−	(282)	−	(282)
Profit Share	(67)	(40)	(8)	(46)	−	(161)
Result Related to Area Dismantling	(125)	−	−	−	−	(125)
Equalization of expenses - Production Individualization Agreements	138	−	−	−	−	138
Realization of comprehensive income due to the sale of equity interest	−	−	−	−	−	−
Amounts recovered from Lava Jato investigation	−	−	−	60	−	60
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	3	−	86	−	89
Fines imposed on suppliers	242	48	53	12	−	355
Expenses/Reimbursements from E&P partnership operations	138	−	−	−	−	138
Early Contract Terminations	1,020	105	16	(1)	−	1,140
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	2,162	299	(4)	15	−	2,472
Results from co-participation agreements in bid areas	−	−	−	−	−	−
Others	133	(319)	(210)	21	−	(375)
	1,212	(394)	(495)	(1,993)	−	(1,670)

27

Table 29 - Consolidated assets by segment – 06.30.2022

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	615,014	217,208	55,834	161,044	(44,346)	1,004,754

Current assets	46,159	95,125	15,868	111,979	(44,346)	224,785
Non-current assets	568,855	122,083	39,966	49,065	−	779,969
Long-term receivables	30,979	14,147	3,364	38,021	−	86,511
Investments	2,121	5,894	818	160	−	8,993
Property, plant and equipment	521,057	101,490	35,389	9,487	−	667,423
Operating assets	462,787	86,563	24,822	7,836	−	582,008
Assets under construction	58,270	14,927	10,567	1,651	−	85,415
Intangible assets	14,698	552	395	1,397	−	17,042

Table 30 - Consolidated assets by segment – 12.31.2021

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	631,412	191,898	59,087	122,215	(31,661)	972,951

Current assets	33,672	70,822	21,418	73,995	(31,660)	168,247
Non-current assets	597,740	121,076	37,669	48,220	(1)	804,704
Long-term receivables	28,136	12,342	1,795	37,720	(1)	79,992
Investments	2,194	5,412	662	159	−	8,427
Property, plant and equipment	552,654	102,788	34,829	9,135	−	699,406
Operating assets	486,676	89,770	20,868	7,662	−	604,976
Assets under construction	65,978	13,018	13,961	1,473	−	94,430
Intangible assets	14,756	534	383	1,206	−	16,879
28

Table 31 - Reconciliation of Adjusted EBITDA by segment – 1H22

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	94,633	23,974	604	(12,919)	(7,025)	99,267
Net finance income (expense)	−	−	−	12,774	−	12,774
Income taxes	48,473	11,866	160	(7,089)	(3,619)	49,791
Depreciation, depletion and amortization	26,642	5,653	1,043	262	−	33,600
EBITDA	169,748	41,493	1,807	(6,972)	(10,644)	195,432
Results in equity-accounted investments	(539)	(941)	(292)	10	−	(1,762)
Impairment	618	222	(3)	6	−	843
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results from co-participation agreements in bid areas	(14,243)	−	−	−	−	(14,243)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(4,075)	(244)	37	(18)	−	(4,300)
Adjusted EBITDA	151,509	40,530	1,549	(6,974)	(10,644)	175,970

Table 32 - Reconciliation of Adjusted EBITDA by segment – 1H21

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	47,683	15,833	1,991	(14,587)	(6,603)	44,317
Net finance income (expense)	−	−	−	19,972	−	19,972
Income taxes	24,410	6,429	825	(6,466)	(3,402)	21,796
Depreciation, depletion and amortization	23,173	5,767	1,153	465	−	30,558
EBITDA	95,266	28,029	3,969	(616)	(10,005)	116,643
Results in equity-accounted investments	(300)	(3,352)	(390)	(2,282)	−	(6,324)
Impairment losses / (reversals)	572	−	440	(7)	−	1,005
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	185	−	185
Results from co-participation agreements in bid areas	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(218)	(174)	(221)	(9)	−	(622)
Adjusted EBITDA	95,320	24,503	3,798	(2,729)	(10,005)	110,887

Table 33 - Reconciliation of Adjusted EBITDA by segment – 2Q22

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	53,322	13,629	1,929	(11,603)	(2,793)	54,484
Net finance income (expense)	−	−	−	15,757	−	15,757
Income taxes	27,324	7,266	919	(7,877)	(1,439)	26,193
Depreciation, depletion and amortization	13,701	2,662	481	152	−	16,996
EBITDA	94,347	23,557	3,329	(3,571)	(4,232)	113,430
Results in equity-accounted investments	(282)	474	(143)	5	−	54
Impairment	625	222	−	−	−	847
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results from co-participation agreements in bid areas	(14,243)	−	−	−	−	(14,243)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(1,913)	55	33	(3)	−	(1,828)
Adjusted EBITDA	78,534	24,308	3,219	(3,569)	(4,232)	98,260

29

Table 34 - Reconciliation of Adjusted EBITDA by segment – 1Q22

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	41,311	10,345	(1,325)	(1,316)	(4,232)	44,783
Net finance income (expense)	−	−	−	(2,983)	−	(2,983)
Income taxes	21,149	4,600	(759)	788	(2,180)	23,598
Depreciation, depletion and amortization	12,941	2,991	562	110	−	16,604
EBITDA	75,401	17,936	(1,522)	(3,401)	(6,412)	82,002
Results in equity-accounted investments	(257)	(1,415)	(149)	5	−	(1,816)
Impairment	(7)	−	(3)	6	−	(4)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results from co-participation agreements in bid areas	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(2,162)	(299)	4	(15)	−	(2,472)
Adjusted EBITDA	72,975	16,222	(1,670)	(3,405)	(6,412)	77,710
30

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA - EBITDA plus results in equity-accounted investments; impairment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets (except for signature bonus) and, investments in investees. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

ROCE - operating profit after taxes / average capital employed, both measured in US$ on a LTM basis

Operating profit after taxes: Adjusted EBITDA, minus DD&A of assets booked at historical exchange rates and 34% income tax rate.

Average capital employed: quarterly average considering inventories, intangibles and fixed assets at historical exchange rates.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

31

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer